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                            August 20, 2022

       Dominic Bardos
       Chief Financial Officer
       Holley Inc.
       1801 Russellville Road
       Bowling Green, KY 42101

                                                        Re: Holley Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-39599

       Dear Mr. Bardos:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. Please disclose whether and how your business segments, products, lines of service, projects, or operations
are materially impacted by supply chain disruptions. For example, discuss whether you
have or expect to:
                                                            suspend the
production, purchase, sale or maintenance of certain items due to a lack of raw materials,
parts, or equipment or inventory shortages;
                                                            experience labor
shortages that impact your business;
                                                            experience
cybersecurity attacks in your supply chain;
                                                            experience higher
costs due to constrained capacity or increased commodity prices or challenges sourcing
materials (e.g., raw materials, such as nickel, palladium,
                                                            platinum sourced
from Russia, Belarus, Ukraine, or Western China);
                                                            experience surges
or declines in consumer demand for which you are unable to
                                                            adequately adjust
your supply;
                                                            be unable to supply
products at competitive prices or at all due to sanctions or the
 Dominic Bardos
Holley Inc.
August 20, 2022
Page 2
              ongoing invasion; or
                be exposed to supply chain risk in light of Russia   s invasion
of Ukraine, the
              effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
              globalize    your supply chain.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business
Risk Factors, page 10

2. Please update your risks characterized as potential, if recent supply chain disruptions have impacted your operations. For example, we note your risk factor on page 11 that your supply chain may be impacted due to the COVID 19 pandemic. Managements Discussion and Analysis of Financial Condition and Results of Operations, page
34

3. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
4. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
Note 2 Acquisitions, page 68

5. We note that at the end of Note 2 you include a table which provides the unaudited consolidated pro forma results for the years ended December 31, 2020 and 2021 is as
       Baer, Brothers, AEM, Drake, Simpson, and Detroit Speed had been acquired as of January
       1, 2020. There is also a second table that presents the supplemental pro forma results for the years ended December 31, 2019 and 2020 as if Range, Drake, Simpson and Detroit
       Speed had been acquired as of January 1, 2019. Please note that ASC 805-10-50-2(h)(3)
       requires that the revenue and earnings of the combined entity are presented as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. It also indicates that such disclosures would not be revised if the period is presented for comparative purposes with
       the next year   s financial statements. In light of the fact that you
have included
       acquisitions from both 2020 and 2021 in the current year   s disclosure,
please revise to
FirstName LastNameDominic Bardos
       ensure that only the acquisitions from the current year (i.e. the year ended December 31,
Comapany
       2021)NameHolley
             are includedInc.
                            in the pro form revenue and earnings. Both tables
should be similarly
       revised.
August 20, 2022 Page 2
FirstName LastName
 Dominic Bardos
FirstName
Holley Inc.LastNameDominic Bardos
Comapany
August  20, NameHolley
            2022       Inc.
August
Page 3 20, 2022 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing